JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260 www.jda.com +1.480.308.3460 main +1.480.308.4268 fax

December 20, 2011

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K
Filed June 1, 2011
File No. 000-27876

Dear Mr. Gilmore:

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed March 1, 2011, and its Form 8-K filed June 1, 2011, File No. 000-27876. We reviewed the Staff’s comments and noted that the Staff requested we respond within ten business days or advise the Staff when we will provide the requested response. Please be advised that the Company’s accounting personnel are engaged in year-end matters, and will not be able to fully address the Staff’s comments until after the first of the year. Accordingly, we respectfully notify the Staff that we intend to respond to its comments no later than January 20, 2012, and we will advise the Staff of our progress in the middle of January. If you have any comments or questions, please direct them to me at (480) 308-3460.

Sincerely,

G. Michael Bridge

Senior Vice President, General Counsel

cc:	Pete Hathaway, JDA Software Group, Inc.